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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
               OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2003

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

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                        MER Telemangement Solutions Ltd.



6-K Items

1. MER Telemanagement Solutions Ltd. Press Release re MTS Posts $0.03 Per Share Profit for 2002; Cash Flow Positive for the Full Year dated February 5, 2003


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                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Posts $0.03 Per Share Profit for 2002; Cash Flow Positive for the Full Year

Wednesday February 5, 8:32 am

ET RAMAT GAN, Israel, Feb. 5 /PRNewswire-FirstCall/-- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a leader in the enterprise communications management market, today announced 2002 net income of $130,000, or $0.03 per share, compared with a net loss of $2.6 million, or $0.53 per share, for 2001. Revenues for 2002 were $9.8 million against $10.7 million for 2001. The company's wholly owned U.S. based subsidiary, MTS IntegraTRAK, accounted for approximately 65 percent of total revenues for the year as compared with 60 percent last year.

Fourth quarter revenues were $2.5 million, up 14.6 percent from third quarter 2002, and down 4 percent from fourth quarter 2001 revenues of $2.6 million. Gross profit for the quarter increased $132,000 or 10.5 percent and $350,000 or
23.5 percent to reach $2.1 million from $1.9 million and $1.7 million for 4Q01 and 3Q02 respectively. MTS's net income for the quarter was $119,000 or $0.02 per share compared with a net loss of $396,000 or $0.08 per share for the same period last year.

Operating profit for the quarter was $220,000 compared with an operating loss of $420,000 for the fourth quarter of 2001, and $205,000 for third quarter of 2002. The operating loss for 2002 was held at $48,000 against an operating loss of $2.2 million for 2001.

Operating expenses for 2002 were significantly reduced to $7.9 million down 24 percent from $10.4 million for the year 2001. The gross profit for the full year was $7.9 million versus 2001 gross profit of $8.2 million.

Shai Levanon, MTS president and chief executive officer, said of the results:
"We are very pleased to announce a profitable quarter and a profitable year, especially given the challenging global economic environment, which continues to affect our revenue stream. The companies that will survive are the ones that are most cost effective and offer the most innovative products; therefore, we intend to increase R&D investment in the next couple of quarters to further enhance our platforms in preparation for the anticipated economic turnaround. Although it is difficult to estimate results for the coming quarters, we have the cash and the competitive strength to capitalize on any opportunities a turnaround brings."

MTS announced during the fourth quarter that its TABS.IT Call Management Systems was integrated with Avaya's converged communications network for the 2002 FIFA World Cup(TM), the year's most popular sports event. It is estimated that 100,000 IP calls went over the network, along with approximately 3.2 million combined IP and analog calls.

Mr. Levanon also reported that MTS signed new partnership agreements in Europe and in the US during the quarter, however the Company is unable to disclose the names.

The Company's stock buyback program has to date resulted in the purchase of 261,100 shares in open market transactions, of which 195,183 shares were acquired during 2002.

Yossi Brikman, General Manager of MTS Israeli operations and chief financial officer, reiterated that the stock buyback program was authorized by the MTS Board of Directors in order to support the Company's public shareholders and reflects management's strong confidence in the long-term prospects of the Company.

"We continue to improve our cash flow from operations. Net cash from 2002 operations came to $408,000 and amounted to $618,000 for the fourth quarter of the year," Mr. Brikman continued.

"MTS's cash and cash equivalents, including short-term bank deposits and marketable securities, reached $10.215 million as of December 31, 2002, compared with $10.027 million at December 31, 2001, excluding the stock buyback.

"These improved financial results were achieved despite the negative effects of currency fluctuations and low global interest rates, as well as the devaluation of the Brazilian real against the US dollar in the fourth quarter," Mr. Brikman concluded.

MTS will conduct a teleconference today at 11:00 am ET. To participate please dial (719) 457-2617 about 5 minutes prior to start.

MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS's product FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK gives MTS's customers cable management and disaster recovery, tools to reduce costs, provide better service and enhances employee productivity. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with market leaders such as Siemens, Ericsson, Philips, Lucent EMEA, Alcatel, etc.

MTS IntegraTRAK, Inc., the North American subsidiary of MTS-MER Telemanagement Solutions, Ltd. has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com

o (Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United Securities and Exchange Commission filings.)

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              AND ITS SUBSIDIARIES

     CONSOLIDATED BALANCE SHEETS
     U.S. dollars in thousands
                                                              December 31,
                                                          2001           2002
        ASSETS

                                 CURRENT ASSETS:
    Cash and cash equivalents                           $5,987         $9,062
    Short-term bank deposits                             1,942             --
    Marketable securities                                2,098          1,153
    Trade receivables (net of allowance for doubtful
     accounts of $ 837 and $356 as of December 31, 2001
     and 2002, respectively)                             1,172          1,259
    Other accounts receivable and prepaid expenses         952            511
    Inventories                                            322            240

    Total current assets                                12,473         12,225

    LONG-TERM INVESTMENTS:
    Investment in affiliate                              1,092          1,335
    Long-term loans, net of current maturities              97             86
    Severance pay fund                                     651            545
    Other investments                                      389            368

    Total long-term investments                          2,229          2,334

    PROPERTY AND EQUIPMENT, NET                            816            602

    OTHER ASSETS:
    Goodwill                                               153          2,025
    Other intangible assets, net                         2,345            360
    Deferred income taxes                                   79            161

    Total other assets                                   2,577          2,546

    Total assets                                       $18,095        $17,707

     CONSOLIDATED BALANCE SHEETS
     U.S. dollars in thousands (except share data)
                                                              December 31,
                                                          2001           2002
      LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Current maturities of long-term loans                  $58             $8
    Trade payables                                         499            350
    Accrued expenses and other liabilities               1,859          1,439
    Deferred revenues                                      997          1,184

    Total current liabilities                            3,413          2,981

    LONG-TERM LIABILITIES:
    Long-term loans net of current maturities               13              8
    Accrued severance pay                                  813            705

    Total long-term liabilities                            826            713

    SHAREHOLDERS' EQUITY:
    Share capital -
    Authorized: 12,000,000 Ordinary shares of NIS 0.01
     par value as of December 31, 2001 and 2002;
     Issued: 4,882,748 shares as of December 31, 2001
     and 2002; Outstanding: 4,816,831 and 4,621,648
     shares as of December 31, 2001 and 2002,
     respectively                                           15             15
    Additional paid-in capital                          12,846         12,846
    Treasury shares                                       (158)          (330)
    Accumulated other comprehensive loss                  (410)          (211)
    Retained earnings                                    1,563          1,693

    Total shareholders' equity                          13,856         14,013

    Total liabilities and shareholders' equity         $18,095        $17,707

     CONSOLIDATED STATEMENTS OF OPERATIONS
     U.S. dollars in thousands (except share data)
                                                     Year ended December 31,
                                                    2000       2001      2002

    Revenues                                     $11,067    $10,725    $9,787

    Cost of revenues                               2,842      2,552     1,896

    Gross profit                                   8,225      8,173     7,891

    Operating costs and expenses:

    Research and development, net                  4,039      3,562     2,127
    Selling and marketing, net                     4,853      4,911     3,954
    General and administrative                     1,845      1,943     1,858
    In process research and development write-off    945         --        --

    Total operating costs and expenses            11,682     10,416     7,939

    Operating loss                                (3,457)    (2,243)      (48)
    Financial income, net                            374        138       134
    Other income (expenses)                        1,591       (654)     (140)

    Loss before taxes on income                   (1,492)    (2,759)      (54)
    Taxes on income (tax benefit)                   (155)        16        52

                                                  (1,337)    (2,775)     (106)
    Equity in earnings of affiliates                  66        221       236

    Net income (loss)                            $(1,271)   $(2,554)     $130

    Basic and diluted net earnings
     (loss) per share                             $(0.26)    $(0.53)    $0.03

    Weighted average number of shares used in
     computing basic and diluted net earning
     (loss) per share (in thousands)               4,867      4,826     4,710








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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/ Shai Levanon
                                                ----------------
                                               Shai Levanon, President and Chief
                                               Executive Officer



Date: February 5, 2003